FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               March 12, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date:  March 12, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





Smith & Nephew buys major European orthopaedic business



12 March 2007



Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today that it has agreed the purchase of Plus Orthopedics Holding AG ("Plus") a private Swiss orthopaedic company for a total of CHF* 1086 million ($889 million) in cash, including assumed debt. Plus had gross assets of CHF 436 million ($357 million) at 31 December 2006.



The acquisition of Plus has compelling strategic logic;



- this increases Smith & Nephew's share of the global orthopaedic reconstruction market to around 12%, taking Smith & Nephew to global number 4



- doubles Smith & Nephew's share of the European orthopaedic reconstruction market



-    brings a highly complementary product range



- is highly synergistic, bringing good opportunities to leverage the combined sales force in Europe and Asia and cost opportunities from increased manufacturing leverage and capacity utilisation as well as better use of the combined marketing and sales infrastructure



- is expected to be broadly EPSA** neutral in 2007 and accretive in 2008 and beyond, and to exceed the Group's cost of capital in the third full year following acquisition



Plus was founded in 1991 and has its origins in European designed cementless hip systems. Plus has worked closely with European surgeons to design and develop a wide product range of orthopaedic implants primarily hips and knees, and also small joint and shoulder products. The product range is highly complementary to Smith & Nephew's and includes threaded acetabular cups and revision products for hips, hinged fixed and mobile bearing designs for knees. Plus has manufacturing facilities in Switzerland and China.



Plus reported revenues of CHF367m ($300m) in 2006, an increase of 16% over the prior year, and profit before interest and tax of CHF44m ($36m), an increase of 33% over 2005. Smith & Nephew will be financing the acquisition by bank borrowings.



Sir Christopher O'Donnell, Chief Executive Officer of Smith & Nephew plc, commenting on the acquisition said "We are delighted to bring on board this leading European orthopaedics business which we have been following for a number of years. The acquisition of Plus marks a step change in our European presence and strengthens our portfolio of products. Our orthopaedics reconstruction business will have increased scale and scope as a result. We welcome Plus's employees to Smith & Nephew and we look forward to building on their capabilities, especially in Europe and Asia."



Robert Riedweg, Delegate of the Board and Chief Executive Officer of Plus, commented on the transaction as follows "During the last few months, the Board of Directors and the Executive Board of Plus have thoroughly evaluated the strategic options for our company. We are convinced that a combination with Smith & Nephew is the optimal solution for our customers and our employees. The strong market position of Smith & Nephew will enhance the ability of Plus to further develop and market our first class orthopaedic products. Smith & Nephew also offers excellent prospects for our business."



A conference call to discuss this announcement will be held at 9.30am GMT / 5.30am EST today, Monday 12 March. This will be broadcast live on the web and will be available on demand shortly following the close of the call at http:// www.smith-nephew.com. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0)20 7138 0814 in the UK or +1 (718) 354 1158 in the US. Analysts should contact Samantha Hardy on +44 (0)20 7960 2257 or by email at samantha.hardy@smith-nephew.com for conference call details.



* Smith & Nephew reports in US Dollars and all numbers in this announcement which originate in Swiss Francs have been converted to US Dollars at CHF 1.221:
$1.

** Earnings per share before amortisation of acquisition intangible assets and integration costs.





Enquiries


Smith & Nephew plc
Liz Hewitt                                        Tel:   +44 (0) 20 7401 7646
Group Director Corporate Affairs

Plus Orthopedics Holding AG
Simon Vischer                                     Tel:   +41 (0)41 798 41 59

Financial Dynamics for Smith & Nephew

David Yates/ Deborah Scott - London               Tel:   +44 (0) 20 7831 3113
Jonathan Birt - New York                          Tel:   +1 212 850 5634





About Smith & Nephew



Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.



Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company has 8,800 employees and operates in 33 countries around the world generating annual sales approaching $2.8 billion.



Forward-Looking Statements



This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.



All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.